August 19, 2024

Carlos Moreira
Chief Executive Officer
SEALSQ Corp
Craigmuir Chambers, Road Town
Tortola, British Virgin Islands 1110

        Re: SEALSQ Corp
            Post-Effective Amendment No. 4 to Form F-1
            Filed on July 31, 2024
            File No. 333-276877
Dear Carlos Moreira:

       We have reviewed your post-effective amendment and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post Effective Amendment No. 4 to Form F-1 filed July 31, 2024
General

1.      Refer to your disclosure on page 11 that the    expected role of SEALSQ
Corp in the
        SEALCOIN project is to provide research and development expertise and to your
        response to prior comment 2 that you intend to enter into an agreement to be reimbursed for the time spent by research and development staff on future support of the SEALCOIN project. We also note new disclosure on page 11 that such future support is expected to be
        related to the integration of the Company   s hardware and firmware
into the SEALCOIN
        platform under development. Please advise us in greater detail of the expected elements of this future support of SEALCOIN to be provided by SEALSQ. Also, in light of this future
        SEALCOIN support, provide an updated response to comments 1-4 of our letter dated
        June 17, 2024 including a current analysis supporting the assertion in your letter dated
        July 2, 2024 that you did not believe at that time that it was appropriate to respond to such comments with the requested disclosures and risk factors relating to SEALCOIN because
        SEALCOIN development was expected to be moved to WISeKey International Holding
 August 19, 2024
Page 2

       AG with the only expected role of SEALSQ in the SEALCOIN project being the sale of chips to SEALCOIN AG. Lastly, please provide an update on the timing of the incorporation of SEALCOIN AG and on the timing and terms of the related agreements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing